EXHIBIT 4.7 AMENDMENT TO LINE OF CREDIT AGREEMENT BETWEEN BANK ONE AND AMERICAN MEDICAL TECHNOLOGIES, INC. DATED MARCH 23, 2001


March 20, 2001

Mr. Justin Grubbs
Chief Financial Officer
American Medical Technologies, Inc.
5555 Bear Lane
Corpus Christi, Texas 78405

Re: Amendment to the Revolving Business Credit Note (LIBOR - Based Interest
Rate) (the "Note") and Line of Credit Agreement, (the "Agreement") both dated September 21, 2000

Dear Justin:

This letter, when executed by American Medical Technologies, Inc. and returned to Bank One, Michigan will amend the following sections of the above referenced documents.

The Note is amended by restating the definition of "Applicable Margin" as follows:
         "Applicable Margin" means, with respect to any Floating Rate Loan, 0% per annum and, with respect to any Eurodollar Loan, 2.5% per annum until the Cash Flow Coverage Ratio, as defined in the Credit Agreement is not less than 2.00:1.00 for the fiscal quarter immediately preceding calculation, and, thereafter, 1.5% per annum.

The Agreement is amended as follows:

Section 5.7 is amended by adding the following:

C. Within 30 days after and as of the end of each calendar month, the following lists, each certified as correct by one of its authorized agents:
                  (1) a list of accounts receivable, aged from date of invoice;
                  (2) a list of inventory, valued at the lower of cost or market;
                  (3) a borrowing base certificate in form and substance satisfactory to the Bank calculating the Borrowing Base in accordance with paragraph 16 as of the last day of such month.

Section 6.3 (H) is amended by replacing $7,500,000.00 with $9,000,000.00.

Section 6.3 (J) is replaced in its entirety as follows:
Cash Flow Coverage Ratio. Permit the ratio of the Borrower's EBITDA to its Debt Service to be less than 2.00 to 1.00 calculated as of March 31, 2001, for fiscal quarter then ending, as of June 31, 2001 for the six months then ending, and as of September 30, 2001 for the nine months then ending, and as of December 31, 2001, and for each quarter thereafter, for the four quarter period ending on the last day of the fiscal quarter immediately preceding the date of calculation.

The following is added as Section 16:

Borrowing Base. Notwithstanding any other provision of this Agreement, the aggregate principal amount outstanding at any one time under Facility A shall not exceed the lesser of the Borrowing Base or $7,500,000.00. In the event the outstandings exceed such amount, Borrower shall immediately prepay the outstandings under Facility A in an amount not less than such excess. Borrowing Base means:

A. 80% of the Borrower's trade accounts receivable in which the Bank has a perfected, first priority security interest, excluding accounts more than 90 days past due from the date of invoice, accounts subject to offset or defense, government, bonded, affiliate and foreign accounts not covered by trade credit insurance acceptable to the Bank, accounts from trade debtors of which more than 50% of the aggregate amount owing from the trade debtor to the Borrower is more than 90 days past due, and accounts otherwise unacceptable to the Bank, plus,

B. Inventory of the Borrower in which the Bank has a perfected first priority security interest, valued at the lower of cost or market but not exceeding $3,500,000.00 in the aggregate, as follows:

        (1) 50% of raw material inventory; and
        (2) 50% of finished goods inventory, plus,

C. Prior to June 1, 2001, 50% of the net book value of the Borrower's machinery and equipment in which the Bank has a perfected, first priority security interest, plus

D. Prior to June 1, 2001, 100% of the gross book value of the Borrower's real property located at 5555 Bear Lane, Corpus Christi, Texas in which the Bank has a perfected, first priority security interest. The Borrower shall deliver to the Bank an executed mortgage, ALTA mortgage title insurance policy without exceptions, mortgage survey certified to the Bank, Phase I environmental survey and other environmental documentation required by the Bank and, where applicable, an assignment of rents, subordinations of leases, and/or collateral assignments of land contracts, all in form and substance satisfactory to the Bank.

E. On June 1, 2001, and thereafter, 85% of the appraised value as established by an independent third party appraiser of recognized standing hired by the Bank, of the Borrower's real property located at 5555 Bear Lane, Corpus Christi, Texas.

No other term of condition of any Loan Document is changed by this amendment.

Please indicate your acceptance of these changes by having the appropriate corporate officer sign this letter below and return it to my attention at the address above.

With best regards,

/s/ Jim Wolfington
---------------------------
Jim Wolfington
Vice President

Accepted and agreed this 23rd day of March, 2001.

By: American Medical Technologies, Inc.


By: /s/ Ben J. Gallant                      Its: Chariman & CEO
   -------------------                           --------------


                                      37